24 March 2004

04 APR -1 AM 7:21

SUPPL

04010982

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the Company"), a company organized under the laws of the Republic of Singapore (Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Acquisition of Shares in Subsidiary

2) De-Registration of Subsidiary

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dlw 4/5

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

MASNET No. 54 OF 23.03.2004
Announcement No. 54

04 APR -1 AM 7:21

WANT WANT HOLDINGS LTD

ACQUISITION OF SHARES IN SUBSIDIARY

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that the Company has acquired the remaining 30% shares held by Nishow Tamura Corporation in Zhejiang Rice-Want Cereals Ltd ("Zhejiang Rice-Want") at a consideration of RMB 2,079,610.

Zhejiang Rice-Want became wholly-owned subsidiary of the Company following the Company's acquisition of its shares.

The transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/03/2004 to the SGX

MASNET No. 55 OF 23.03.2004
Announcement No. 55

WANT WANT HOLDINGS LTD

DE-REGISTRATION OF SUBSIDIARY

The Board of Directors of Want Want Holdings Ltd ("the Company") wishes to announce that Big Want Pte Ltd, a dormant wholly-owned subsidiary of the Company, has been de-registered pursuant to an application by the Company under Section 344(2) of the Companies Act, Cap 50.

The de-registration of Big Want Pte Ltd is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/03/2004 to the SGX